UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)        ☐ Form 10-K     ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q       ☐ Form 10-D     ☐ Form N-SAR

For Period Ended:   January 4, 2009

☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Benihana Inc.

Full Name of Registrant

Former Name if Applicable

8685 Northwest 53rd Terrace

Address of Principal Executive Office (Street and Number)

Miami, Florida, 33166

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has substantially completed the review of its fiscal 2009 third quarter financial statements. With respect to the three periods ended January 4, 2009, as a result of a prolonged economic downturn and its resulting impact on the Company’s expectation of future cash flows, the Company is compiling, analyzing and concluding on information to determine whether a change in circumstances has occurred and whether the carrying value of certain of its property and equipment may not be recoverable. The Company could not complete the filing of its Quarterly Report on Form 10-Q (the “Form 10-Q”) due to delay in making such determination. Therefore, the Company will not be able, without unreasonable effort or expense, to file its Form 10-Q for the fiscal quarter ended January 4, 2009, on February 13, 2009. The Company expects to file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jose I. Ortega	(305)	593-0770
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons discussed above, a reasonable estimate of the results cannot be made as the Company must complete the process of compiling, analyzing and concluding on information before it can anticipate any significant change in results of operations from the corresponding period for fiscal 2008. An impairment charge, if recognized, could cause a significant change in results of operations from the corresponding period of the last fiscal year.

Benihana Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 13, 2009	By:	/s/ Jose I. Ortega
Jose I. Ortega
Vice President - Finance and
Chief Financial Officer